Signature Leisure, Inc.
                          100 Candace Drive, Suite 100
                               Maitland, FL 32751


May 26, 2006


VIA EDGAR AND FED EX


Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 3720
Washington, D.C.  20549

Re:      Signature Leisure, Inc.
         Amendment No. 4 to Registration Statement on Form SB-2
         Filed April 27, 2006
         File No. 333-126509

         Form 10-KSB for the year ended December 31, 2005
         Filed April 4, 2006
         File No. 0-49600

Dear Mr.  Spirgel:

This letter has been prepared in response to your request for Signature Leisure, Inc. ("Signature Leisure" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your March 8, 2006 letter to me (the "Comment Letter") concerning the above-referenced: (i) Amendment No. 4 to Registration Statement on Form SB-2 (the "Registration Statement"); (ii) Form 10-KSB for the Fiscal Year Ended December 31, 2005 (the "Form 10-KSB");

The Company's responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment. The Company amended the Registration Statement and/or amended Form 10-KSB to incorporate, as necessary, our responses below.


Risk Factors, page 7

COMMENT 1:        We note your added disclosure in response to prior comment 5.
                  However, in several of your risk factors and in MD&A, you indicate that receipt of additional private equity or debt financing in the future, is critical to the company's
                  "continued existence." You also express confidence in MD&A that you will be able to secure additional financing. In light of the restrictions imposed upon your ability to issue equity at below market prices and your added disclosure in response to prior comment 5, revise throughout your prospectus to address the effect of the equity distribution agreement on your ability to obtain additional financing and the basis for your optimism that financing will be available.

RESPONSE:         The Company has added disclosure throughout the entire Amended
                  Registration Statement to reflect the fact that certain provisions of the Standby Equity Distribution Agreement (the
                  "SEDA") will severely limit the Company's ability to raise additional funds through private placements for the duration of the SEDA.

Mr.  Larry Spirgel
May 25, 2006
Page 2


Certain Relationships and Related Transactions, page 42

COMMENT 2:        Your response to prior comment 10 states that "[t]he company has revised its disclosure to indicate that the issuance of the 40,000,000 shares was for a $600,000 payment made to Mr.
                  Carnes for accrued bonuses and not for Mr. Carnes' salary" but you still state on page 42 that you "issued Mr. Carnes
                  40,000,000 shares of common stock for a $600,000 payment of his salary." Please revise your disclosure to include the substance of your response to prior comment 10.

RESPONSE:         The Company has revised its disclosure in the Registration
                  Statement to correctly reflect the issuance of 40,000,000 shares for a $600,000 payment made to Mr. Carnes for accrued bonuses.

Part II
Recent Sales of Unregistered Securities, page II-1

COMMENT 3: You disclose a number of sales of unregistered securities in 2005 in your Form 10-KSB for the year ended December 31, 2005 that are not included in this section. Please update your disclosure in this section accordingly.

RESPONSE:         The Company has updated its disclosure accordingly in the
                  Registration Statement.

Form 10-KSB for the year ended December 31, 2005

COMMENT 4: To the extent that comments on your Form SB-2 apply to your periodic reports, please revise your periodic reports accordingly.

RESPONSE:         To the extent necessary, the Company will revise its periodic reports.

Should you have any questions concerning this Response Letter, please contact me at 407-599-2886.

                                                           Very truly yours,


                                                           /s/ Stephen W. Carnes
                                                           ---------------------
                                                           Stephen W. Carnes
                                                           President


cc: Clayton E. Parker, Esq. and Christopher J. DeLise, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP